[S & C letterhead]

May 20, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz Assistant Director

Re:	FI CBM Holdings N.V. Registration Statement on Form F-4 Filed on May 14, 2013 CIK No. 0001567094

Dear Ms. Ravitz:

On behalf of FI CBM Holdings N.V. (“DutchCo”), we are writing in connection with the above-referenced registration statement on Form F-4 that was filed on May 14, 2013 (the “Registration Statement”). On that date, DutchCo, Fiat Industrial S.p.A. (“Fiat Industrial”), CNH Global NV (“CNH”), and Exor S.p.A. (“Exor”) filed a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with respect to the Merger described in the Registration Statement.

In the course of telephone conversations regarding the Registration Statement, the Staff asked DutchCo to consider whether Fiat S.p.A. (“Fiat”) should be a “filing person” of the Schedule 13E-3 and we are writing in response to that question.

DutchCo does not believe that Fiat is an “affiliate engaging in a Rule 13E-3 transaction” within the meaning of Rule 13e-3 and, therefore, does not believe that Fiat is required to be a filing person of the Schedule 13E-3. Fiat did not initiate, instigate, or participate in, any of the contacts or negotiations with CNH or with the Special Committee, and was not involved in any capacity in the process leading to the Merger Agreement or the other transactions between Fiat Industrial and CNH described in the Registration Statement. Although

Securities and Exchange Commission May 20, 2013

the Chairman of Fiat Industrial, who is also chief executive officer of Fiat, actively participated in the process leading to the Merger, as described in the Registration Statement, he did so exclusively in his capacity as Chairman of Fiat Industrial and not in any capacity on behalf of Fiat. Fiat is not a party to any agreement with respect to the Merger or the vote of Fiat Industrial shareholders to approve the Merger. Fiat will not receive any benefit from the transaction other than in its capacity as a holder of approximately 2.7% of the outstanding shares in Fiat Industrial (as described below).

Furthermore, DutchCo does not believe that Fiat controls Fiat Industrial. While prior to December 31, 2010, the businesses now comprising Fiat Industrial were part of Fiat, effective January 1, 2011, Fiat completed a “demerger” of the Fiat Industrial business pursuant to Italian law by (1) transferring direct and indirect shareholdings in CNH, Iveco, FPT Industrial and other assets and liabilities to Fiat Industrial and (2) distributing to its shareholders one share of Fiat Industrial for each share of the corresponding class held in Fiat. As a result, Fiat owns no shareholding interest in Fiat Industrial or its subsidiaries, other than the shares of Fiat Industrial that Fiat received pursuant to the demerger in connection with Fiat’s holding of treasury shares (and therefore itself being a “shareholder” of Fiat under Italian law) as of the record date of the demerger. Fiat Industrial shares held by Fiat represent approximately 2.7% of Fiat Industrial’s share capital and continue to be held by Fiat principally for the purposes of servicing existing share incentive plans. Fiat is not a party to any shareholders agreement relating to the exercise of voting rights in Fiat Industrial. There are no contractual arrangements giving Fiat, directly or indirectly, the power to direct or cause the direction of the management or policies of CNH.1 Furthermore, other than the Chairman of Fiat Industrial who is also the chief executive officer of Fiat, Fiat Industrial and Fiat share only one Board member in common (out of, respectively, nine and eleven Board members) and Fiat Industrial is aware of no meaningful overlap in shareholders other than Exor.

Although Fiat is not required to be a filing person of the Schedule 13E-3, nevertheless Fiat may be deemed to be an affiliate of CNH in light of the fact that Exor is the largest shareholder of each of Fiat and Fiat Industrial. Exor owns approximately 30% of the share capital of each company and representatives of Exor are members of the Board of Directors of each company. Information required by Schedule 13E-3 regarding Fiat as an

[1]

The most significant contractual relationship between Fiat and Fiat Industrial is a master services agreement setting forth the primary terms and conditions pursuant to which the various service provider subsidiaries of Fiat and Fiat Industrial provide services (such as purchasing, invoicing and other back office accounting services, security and training) to the various service receiving subsidiaries. Those agreements are referred to in the Registration Statement under “Major Shareholders of Fiat Industrial and CNH – Relationship Between CNH and Fiat Industrial”. For further information regarding CNH’s relationships and transactions with Fiat and Fiat Industrial see “Note 21: Related Party Information” in CNH’s consolidated financial statements for the year ended December 31, 2012 included in the Annual Report on Form 20-F of CNH incorporated by reference in the Registration Statement.

Securities and Exchange Commission May 20, 2013

affiliate of CNH is either included in the Registration Statement and Schedule 13E-3 filed on May 14, 2013 or will be included in amendments thereto.

Any questions or comments with respect to the Registration Statement and this letter may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to the undersigned by email and facsimile (212-291-9101) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

cc:	Julie Sherman

Gary Todd

Louis Rambo

Mary Beth Breslin

(Securities and Exchange Commission)

Pablo Di Si

(FI CBM Holdings N.V.)

Roberto Russo

(Fiat Industrial S.p.A.)

Michael Going

(CNH Global N.V.)